UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

American Realty Capital Global Trust, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

405 Park Avenue, 14th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 could not be completed and filed by March 31, 2015 without undue hardship and expense to the registrant due to the timing of the registrant’s engagement of a new independent auditor in January 2015.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Patrick J. Goulding	(212)	415-6500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended December 31, 2014, the registrant expects to report a net loss of $53.6 million, compared to a net ~~l~~oss of $6.9 million for the fiscal year ended December 31, 2013. This change is due to the registrant’s acquisition of 270 properties during the fiscal year ended December 31, 2014, compared to 36 properties acquired during the fiscal year ended December 31, 2013. For the fiscal year ended December 31, 2014, the registrant expects to report total assets of $2.4 billion, compared to total assets of $215 million for the fiscal year ended December 31, 2013. This change is due to the registrant’s 177,933,175 shares of common stock outstanding and ownership of 307 properties as of December 31, 2014, compared to 15,665,827 shares of common stock outstanding and 37 properties owned as of December 31, 2013. For the fiscal year ended December 31, 2014, the registrant expects to report total liabilities of $1.0 billion, compared to total liabilities of $92.2 million for the fiscal year ended December 31, 2013. This change is primarily due to $659.3 million of indebtedness incurred in connection the registrant’s acquisition of 270 properties and entrance into a credit facility in the amount of $659.3 million as of December 31, 2014, as compared to $78.7 million of indebtedness incurred in connection with 36 of the registrant’s 37 properties owned as of December 31, 2013.

American Realty Capital Global Trust, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2015	By:	/s/ Scott J. Bowman
Name: Scott J. Bowman
Title: Chief Executive Officer